September 18, 2012

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Attention:  Mara L. Ransom

Assistant Director

100 F Street, N.E.

Washington, D.C.  20549-3628

Re:                               NRG Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 18, 2012
File No. 333-183334

Dear Ms. Ransom:

This letter is furnished by NRG Energy, Inc., a Delaware corporation (“NRG” or the “Registrant”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 11, 2012 to David Crane, President and Chief Executive Officer of NRG, with respect to NRG’s Registration Statement on Form S-4 (File No. 333-183334) (the “Registration Statement”) filed with the Commission on August 16, 2012.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.  For your convenience, we have also set forth the Registrants’ response to each of the numbered comments immediately below each numbered comment.  Responses with respect to comments regarding information about GenOn Energy, Inc. (“GenOn”) are based on information provided by GenOn.

In addition, the Registrant is hereby filing Amendment No. 1 to the Registration Statement (the “Amendment”), which reflects the Registrant’s responses to the comments from the Staff as well as certain other updating and conforming changes.  All page numbers in the responses below refer to the Amendment, except as otherwise noted.  We have enclosed a courtesy package, which includes four copies of the Amendment, all of which have been marked to show changes from the original Registration Statement.

General

1.                                      Please revise the disclaimers noted below, as they imply an inappropriate limitation on investors’ ability to rely on disclosure contained in the registration statement.

•                  Disclaimer in the second italicized paragraph on page 101

•                  Disclaimer in the italicized paragraph on the first page of Annex A

•                  Disclaimer in Part II, Item 21 of the registration statement

Response: We have revised the Registration Statement in response to the Staff’s comments.  Please see the first page of Annex A and page II-1 of the Amendment.(1)

The Merger, page 42

Background of the Merger, page 42

2.                                      We note the disclosure in the second paragraph that the GenOn Board viewed NRG as the “most realistic business combination transaction.” Please disclose whether the GenOn Board gave strong consideration to other potential transaction partners, and why it ultimately did not pursue transactions with such partners.  Please also disclose the factors that the GenOn Board used in evaluating whether a business combination transaction is “realistic.”

Response: We have revised the disclosure in response to the Staff’s comment.  Please see page 42 of the Amendment.

3.                                      Please disclose whether NRG considered any potential transaction partners, other than GenOn, during the period between April 13, 2012 and July 20, 2012.

Response: We have revised the disclosure in response to the Staff’s comment.  Please see page 47 of the Amendment.

(1)          Based on subsequent discussion with the Staff, no change is made in response to the first bullet point in this comment.

4.                                      We refer you to the third full paragraph on page 46.  Please disclose whether the exchange ratio of 0.1216 was determined based on the formula described in the penultimate paragraph on page 45.  Please also disclose whether the parties in their negotiations targeted an exchange ratio that would result in a specific premium or range of premiums to GenOn stockholders.

Response: We have revised the disclosure in response to the Staff’s comment.  Please see pages 45 and 46 of the Amendment.

Opinions of NRG’s Financial Advisors, page  57

5.                                      Please disclose the amounts of compensation paid during the past two years to each of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC and their respective affiliates by you and your affiliates as a result of material relationships.  See Item 1015(b)(4) of Regulation M-A.

Response: We have revised the Registration Statement to provide the additional disclosure requested by the Staff.  Please see pages 64 and 71 of the Amendment.

On September 10, 2012, the Registrant commenced an offering of $990 million in aggregate principal amount of its 6.625% senior notes due 2023 under Rule 144A and Regulation S, which is expected to close on September 24, 2012, subject to customary conditions.  Each of Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as initial purchasers in the offering and the Registrant will update the corresponding disclosure as necessary before effectiveness.

Interests of Directors and Executive Officers in the Merger, page 84

Interests of Directors and Executive Officers of GenOn in the Merger, page 85

Continued Service of Certain Employees and Directors, page 87

6.                                      Please tell us when GenOn will identify the three directors, in addition to Mr. Muller, who will be appointed directors of NRG.  Please disclose the identity of such directors when known.

Response:  We have revised the Registration Statement to disclose the identity of all four GenOn directors who will serve as directors of NRG after the completion of the merger.  Please see pages 16, 83, 89 and 107 of the Amendment.

Quantification of Potential Payments to Named Executive Officers in Connection with the Merger, page 89

7.                                      We note that you have calculated the amounts disclosed assuming that the merger is consummated on December 31, 2012.  Please disclose the amounts required by Item 402(t) of Regulation S-K assuming the latest practicable date before the mailing of the joint proxy statement/prospectus to GenOn’s shareholders.  See Instruction 1 to Item 402(t)(2) of Regulation S-K.  Please confirm to us that you will update such date and the amounts disclosed as necessary before effectiveness.

Response: We have revised the disclosure in response to the Staff’s comment.  Please see pages 91 to 94 of the Amendment. We will update the date and the amounts disclosed as necessary before effectiveness.

Where You Can Find More Information, page 166

8.                                      Please revise to specifically incorporate by reference the Forms 8-K filed by you on March 6, 2012 and by GenOn Energy, Inc. on January 12, 2012 and March 5, 2012.

Response: We have revised the disclosure in response to the Staff’s comment.  Please see page 170 of the Amendment.

Exhibit 5.1

9.                                      Please revise the last paragraph to clarify that purchasers of the common stock being registered by the registration statement may rely on counsel’s opinion.  See Section II.B.3.d of Staff Legal Bulletin No. 19.

Response: We have revised Exhibit 5.1 in response to the Staff’s comments.  Please see Exhibit 5.1 to the Amendment.

*              *              *

Please note that the Registrants will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this letter.

NRG ENERGY, INC.

		By:	/s/ Brian Curci
			Name:	Brian Curci
			Title:	Corporate Secretary and
Assistant General Counsel

cc:	Securities and Exchange Commission
Charles Lee
Catherine T. Brown

Thomas W. Christopher
Gerald T. Nowak, P.C.
Kirkland & Ellis LLP